November 25, 2009

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Attention:	Sebastian Gomez Abero
Division of Corporation Finance

Re:	Opexa Therapeutics, Inc.
Post-Effective Amendment No. 2 to
Registration Statement on Form S-3
File No. 333-147167

Ladies and Gentlemen:

We refer to the letter of Jeffrey Riedler, Assistant Director, dated November 24, 2009 which sets forth a comment of the staff of the Securities and Exchange Commission (the “Staff”) regarding the post-effective amendment no. 2 to registration statement on Form S-3 (as amended, the “Registration Statement”) of Opexa Therapeutics, Inc. (the “Company”) filed on November 16, 2009. Please find our response to the Staff’s comment below. For your convenience, we have copied the Staff’s comment immediately preceding our response thereto.

Incorporation of Certain Information by Reference, page 9

1.	Please amend your filing to specifically incorporate by reference your Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and the two Forms 8-K filed on November 5, 2009 and November 13, 2009.

Response:

We have amended the Registration Statement to specifically incorporate by reference the Form 10-Q and Forms 8-K referenced above as requested.

Securities and Exchange Commission

November 25, 2009

We believe the foregoing provides a complete response to the Staff comment letter, and we have concurrently submitted a request for acceleration of the effective date of the pending Registration Statement. If you have any questions regarding this response, please do not hesitate to call the Company’s counsel, Patty DeGaetano at (858) 509-4033 or Mike Hird at (858) 509-4024, of Pillsbury Winthrop Shaw Pittman LLP.

Sincerely,

OPEXA THERAPEUTICS, INC.

/s/ Neil K. Warma
Neil K. Warma
President and Chief Executive Officer

cc:	David Jorden, Audit Committee Chair
Pillsbury Winthrop Shaw Pittman LLP